510 Burrard St, 3rd Floor
Date: April 9, 2014	Vancouver BC, V6C 3B9
www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: KLONDEX MINES LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	May 05, 2014
Record Date for Voting (if applicable) :	May 05, 2014
Beneficial Ownership Determination Date :	May 05, 2014
Meeting Date :	June 17, 2014
Toronto Region Board of Trade
Meeting Location (if available) :	Suite 350, 77 Adelaide St. West
Toronto, ON
M5X 1C1
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	498696103	CA4986961031

Sincerely,

Computershare
Agent for KLONDEX MINES LTD.